

June 10, 2010

James C. Mullen
Chief Executive Officer and President
Biogen Idec Inc.
14 Cambridge Center
Cambridge, Massachusetts 02142

> **Re: Biogen Idec Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 9, 2010**
> **Schedule 14A filed April 28, 2010**
> **File No. 000-19311**

Dear Mr. Mullen:

We have reviewed the Part III information included in your Schedule 14A filed April 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Schedule 14A filed April 28, 2010

Director Qualification Standards and Diversity, page 11

1. We note your statement in the first paragraph of the above listed section on page 11 that you "endeavor to have a Board of Directors representing diverse experience at strategic and policy-making levels in business, government, education, healthcare, science and technology, and the international marketplace." In accordance with newly revised Item 407(c)(2)(vi) of Regulation S-K, please provide proposed disclosure discussing how the compensation committee considered diversity in identifying nominees for director.

Description of the Structure of Each Element of Compensation, page 26

2. We note your disclosure that payment of the annual cash incentive is determined by taking into account both predetermined company and individual goals. While you have disclosed the company goals and their weightings in detail, whether or not those goals

were achieved and how the achievement resulted in the weighted company multiplier, you have not provided similar disclosure with respect to the predetermined individual goals for each named executive officer. Accordingly, please provide us with draft disclosure for inclusion in your next annual report or proxy statement which sets forth the individual goals for each named executive officer. Please also confirm that you will disclose the level of achievement of each goal, the performance rating and ranking for each NEO and how the level of achievement ties to the individual multiplier awarded. To the extent any of the goals are quantifiable, your disclosure regarding such goals and achievement should be quantified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director